FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a — 16 or 15d — 16 of

the Securities Exchange Act of 1934

For the month of January 2002

Acambis plc

(Translation of registrant’s name into English)

Peterhouse Technology Park

100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  [X]   Form 40-F  [  ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  [  ]   No  [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________).

Enclosure:

Holding in Company
Schedule 11 – Notification of interests of directors and connected persons
Acambis to announce preliminary results on 11 March 2003
Schedule 5 – Blocklisting six monthly return
Directorate change

SCHEDULE 10
SCHEDULE 11
SCHEDULE 5
SIGNATURE

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.     Name of company

Acambis plc

2.     Name of shareholder having a major interest

Legal & General Investment Management Limited

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd

5.     Number of shares / amount of stock acquired

137,945 shares

6.     Percentage of issued class

0.14%

7.     Number of shares / amount of stock disposed

N/a

8.     Percentage of issued class

N/a

9.     Class of security

Ordinary shares of 10p each

10.     Date of transaction

18 December 2002

11.     Date company informed

20 December 2002

12.     Total holding following this notification

3,067,331 shares

13.     Total percentage holding of issued class following this notification

3.11%

14.     Any additional information

N/a

15.     Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary +44 (0) 1223 275 300

16.     Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

23 December 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company
Acambis plc

2)	Name of director
Gordon Cameron

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Sale of ordinary shares of 10p each. The proceeds of this disposal will be applied towards meeting Mr. Cameron’s personal tax liabilities arising from the exercise of Acambis share options.

7)	Number of shares/amount of stock acquired
N/A

8)	Percentage of issued class
N/A

9)	Number of shares/amount of stock disposed
30,273 shares

10)	Percentage of issued class
0.03%

11)	Class of security
Ordinary shares of 10p each

12)	Price per share
£2.63

13)	Date of transaction
24 December 2002

14)	Date company informed
24 December 2002

15)	Total holding following this notification 163,849 ordinary shares of 10p each, of which 133,711 shares are held by the Trustees of Acambis Employees’ Trust on behalf of Mr Cameron.

16)	Total percentage holding of issued class following this notification
0.17%

If a director has been granted options by the company please complete the following boxes

17) Date of grant
N/A

18) Period during which or date on which exercisable
N/A

19) Total amount paid (if any) for grant of the option
N/A

20) Description of shares or debentures involved: class, number
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22) Total number of shares or debentures over which options held following this notification
N/A

23) Any additional information
N/A

24) Name of contact and telephone number for queries
Elizabeth Brown 01223 275300

25) Name company official responsible for making this notification
Elizabeth Brown

Acambis to announce preliminary results on 11 March 2003

Cambridge, UK and Cambridge, Massachusetts – 8 January 2003 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) will announce its preliminary results for year ended 31 December 2002 on Tuesday, 11 March 2003.

The results announcement will be released at 7.00 am GMT. A briefing and conference call for analysts will be held at 9.30 am GMT. An audio webcast of the call will also be available via Acambis’ website at www.acambis.com.

-ends-

Enquiries:

Acambis plc
Lyndsay Wright, Director of Communications	Tel: +44 (0) 1223 275 300

Financial Dynamics
Mo Noonan	Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications
Kari Lampka	Tel: +1 (508) 647 0209

Notes to editors:

Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge and Canton, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1.     Name of company
Acambis plc

2.     Name of scheme
Peptide Therapeutics Group plc 1994 Unapproved Share Option Scheme

3.     Period of return: From 01 July 2002 to 31 December 2002

4.     Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
8,398

5.     Number of shares issued/allotted under scheme during period:
8,398

6.     Balance under scheme not yet issued/allotted at end of period:
Nil

7.     Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each
Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
99,011,883

1.     Name of company
Acambis plc

2.     Name of scheme
Acambis 1995 Unapproved Share Option Scheme

3.     Period of return: From 01 July 2002 to 31 December 2002

4.     Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
893,635

5.     Number of shares issued/allotted under scheme during period:
386,048

6.     Balance under scheme not yet issued/allotted at end of period:
507,587

7.     Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each
Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
99,011,883

1.     Name of company
Acambis plc

2.     Name of scheme
Acambis 1996 Approved Share Option Scheme

3.     Period of return: From 01 July 2002 to 31 December 2002

4.     Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
618,662

5.     Number of shares issued/allotted under scheme during period:
84,681

6.     Balance under scheme not yet issued/allotted at end of period:
533,981

7.     Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each
Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
99,011,883

1.     Name of company
Acambis plc

2.     Name of scheme
Acambis 1995 Savings-Related Share Option Scheme

3.     Period of return: From 01 July 2002 to 31 December 2002

4.     Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
30,652

5.     Number of shares issued/allotted under scheme during period:
137,745
Note: Additional block listing of 300,000 shares made during period

6.     Balance under scheme not yet issued/allotted at end of period:
192,907

7.     Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each
Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
99,011,883

1.     Name of company
Acambis plc

2.     Name of scheme
Acambis 1999 Share Option Plan

3.     Period of return: From 01 July 2002 to 31 December 2002

4.     Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
Nil

5.     Number of shares issued/allotted under scheme during period:
265,283
Note: Additional block listing of 2,000,000 shares made during period

6.     Balance under scheme not yet issued/allotted at end of period:
1,734,717

7.     Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each
Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
99,011,883

1.     Name of company
Acambis plc

2.     Name of scheme
OraVax 1990 Stock Incentive Plan

3.     Period of return: From 01 July 2002 to 31 December 2002

4.     Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
150,000

5.     Number of shares issued/allotted under scheme during period:
1,967

6.     Balance under scheme not yet issued/allotted at end of period:
148,033

7.     Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each
Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
99,011,883

1.     Name of company
Acambis plc

2.     Name of scheme
OraVax 1995 Stock Incentive Plan

3.     Period of return: From 01 July 2002 to 31 December 2002

4.     Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
150,000

5.     Number of shares issued/allotted under scheme during period:
Nil

6.     Balance under scheme not yet issued/allotted at end of period:
150,000

7.     Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each
Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
99,011,883

Contact for queries: Elizabeth Brown
Address: Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT

Name of person making return: Elizabeth Brown

Telephone: 01223 275300
Position of person making return: Company Secretary

Directorate change

Cambridge, UK and Cambridge, Massachusetts – 17 January 2003 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces the resignation of Non-executive Director, Dr Geoffrey Porges.

Dr Porges, who has been a Non-executive Director of Acambis since March 2001, has recently taken up a position with an independent US equity research company, Sanford C. Bernstein LLC. As a result, he has decided that it is appropriate to resign his position at Acambis, effective from 22 January 2003.

Alan Smith, Chairman, commented:

“The Board of Acambis would like to thank Geoff for his insightful contribution to Acambis over the last two years.”

-ends-

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary	Tel: +44 (0) 1223 275 300

Notes to editors:

Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 January 2003	ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications